Exhibit 99.1

Summit Therapeutics plc

(“Summit”, the “Company”, or the “Group”)

GRANT OF SHARE OPTIONS TO DIRECTORS/PDMRS

Oxford, UK, 12 April 2017—Summit Therapeutics plc (AIM: SUMM, NASDAQ: SMMT), the drug discovery and development company advancing therapies for Duchenne muscular dystrophy and Clostridium difficile infection, announces the following option grants over new ordinary shares of 1p nominal value (‘Ordinary Shares’) were made on 11 April 2017 to Directors, PDMRs and employees in line with the Company’s Long Term Incentive Plan.

Mr Glyn Edwards, the Company’s Chief Executive Officer, was granted options over 762,764 Ordinary Shares. These options have an exercise price of 185 pence per share and will vest in full on 23 June 2019 subject to achievement of performance conditions pertaining to corporate and programme development milestones. This option award to Glyn Edwards was due to be made in 2016, during the Company’s normal granting cycle, but was deferred due to insufficient headroom in the Company’s Long Term Incentive Plan.

Dr David Roblin, the Company’s Chief Operating Officer and President of Research and Development, was granted options over 324,324 Ordinary Shares. These options have an exercise price of 185 pence per share and will vest in full on 11 April 2020 subject to achievement of performance conditions pertaining to corporate and programme development milestones.

A further grant of options over 150,436 Ordinary Shares was made to other employees of the Company. These options will vest in nine equal tranches on a quarterly basis from 11 April 2018 and will vest in full on 11 April 2020.

The notifications set out below are provided in accordance with the requirements of the EU Market Abuse Regulation.

About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialisation of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programs focused on the genetic disease, Duchenne muscular dystrophy, and the infectious disease, Clostridium difficile infection. Further information is available at www.summitplc.com and Summit can be followed on Twitter (@summitplc).

For more information, please contact:

Summit Therapeutics Glyn Edwards / Richard Pye (UK office) Erik Ostrowski / Michelle Avery (US office)	Tel: +44 (0)1235 443 951 +1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser) Liam Murray / Tony Rawlinson	Tel: +44 (0)20 7213 0880

N+1 Singer (Broker) Aubrey Powell / Lauren Kettle	Tel: +44 (0)20 7496 3000

MacDougall Biomedical Communications (US media contact) Karen Sharma	Tel: +1 781 235 3060 ksharma@macbiocom.com

Consilium Strategic Communications (Financial public relations, UK) Mary-Jane Elliott / Sue Stuart / Jessica Hodgson / Lindsey Neville	Tel:+44(0)2037095700 summit@consilium-comms.com

Notification of a Transaction pursuant to Article 19(1) of Regulation (EU) No. 596/2014

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Mr Glyn Edwards

2	Reason for the notification

a)	Position / status	Chief Executive Officer

b)	Initial notification / Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Summit Therapeutics plc

b)	LEI	213800NRW8AOMYMTBD89

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary shares of 1 pence each

	Identification code	GB00BN40HZ01

b)	Nature of the transactions	Grant of share options

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		185 pence per share (exercise price)	762,764

d)	Aggregated information

	- Aggregated volume	N/A

- Price

e)	Date of the transaction	11 April 2017

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Dr David Roblin

2	Reason for the notification

a)	Position / status	Chief Operating Officer and President of Research and Development

b)	Initial notification / Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Summit Therapeutics plc

b)	LEI	213800NRW8AOMYMTBD89

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary shares of 1 pence each

	Identification code	GB00BN40HZ01

b)	Nature of the transactions	Grant of share options

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		185 pence per share (exercise price)	324,324

d)	Aggregated information
	- Aggregated volume	N/A
- Price

e)	Date of the transaction	11 April 2017

f)	Place of the transaction	Outside a trading venue

-END-